UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Alterity Therapeutics Limited

(Name of Issuer)

Ordinary shares (“Ordinary Shares”)

(Title of Class of Securities)

Q7739U108

(CUSIP Number)

Amit Shashank, Esq.

Life Biosciences LLC

75 Park Plaza, Level 3

Boston, MA 02116

Telephone No.: 857-400-9245

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Q7739U108

1	Names of Reporting Person Life Biosciences LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 261,703,353*

	8	Shared Voting Power None

	9	Sole Dispositive Power 261,703,353*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 261,703,353*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%**

14	Type of Reporting Person (See Instructions) OO

* The 261,703,353 Ordinary Shares referenced herein are evidenced by 4,361,722 American Depositary Shares (“ADSs”). Each ADS represents sixty (60) Ordinary Shares.

** This calculation is based on information publicly provided by the Issuer that 2,406,874,578 Ordinary Shares, including Ordinary Shares evidenced by ADSs, were outstanding as of December 31, 2021.

This Amendment No. 6 to Schedule 13D (the “Amendment”) is being filed by Life Biosciences LLC, a limited liability company organized under the laws of Delaware (the “Reporting Person” or “Life”), to amend the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 18, 2019, as amended on December 23, 2019, July 6, 2020, October 23, 2020, November 24, 2020 and July 8, 2021 (the “Schedule 13D”), with respect to the ordinary shares (the “Ordinary Shares”) of Alterity Therapeutics Limited (the “Issuer”).

Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 5. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 3, 2022, Life entered into a 10b5-1 plan (the “10b5-1 Plan”), pursuant to which Piper Sandler & Co. (the “Broker”) has been appointed to sell up to 530,000 ADSs, representing the equivalent of 31,800,000 Ordinary Shares. Life reserves the right to terminate the 10b5-1 Plan or the appointment of the Broker at any time. Sales pursuant to the 10b5-1 Plan commenced on March 2, 2022.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the full text of the 10b5-1 Plan, which is filed as an exhibit to this Amendment No. 6 and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) – (b) The Reporting Person is the beneficial owner of 261,703,353 Ordinary Shares of the Issuer, evidenced by 4,361,722 ADSs, representing approximately 10.9% of the outstanding Ordinary Shares of the Issuer based upon 2,406,874,578 Ordinary Shares, including Ordinary Shares evidenced by ADSs, outstanding as of December 31, 2021.

(c)	From March 2, 2022 through March 4, 2022, the Reporting Person disposed of 136,703 ADSs, representing the equivalent of 8,202,180 Ordinary Shares, in a series of transactions pursuant to the 10b5-1 Plan at prices ranging from $0.7579 to $0.8202 per ADS in open market transactions on the NASDAQ Capital Market. Details by date, listing the number of ADSs disposed of and the weighted average price per ADS are provided below. The Reporting Person undertakes to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of ADSs sold at each separate price for each transaction.

Date	ADSs Disposed Of	Weighted Average Price Per ADS
March 2, 2022	17,536	$0.8202
March 3, 2022	38,471	$0.8062
March 4, 2022	80,696	$0.7579

Except for the foregoing and the transaction described in Item 4, the Reporting Person has not effected any transactions in Ordinary Shares, including Ordinary Shares evidenced by ADSs, in the past 60 days.

(d)	To the knowledge of the Reporting Person, none of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the foregoing securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the 10b5-1 Plan and is incorporated herein by reference. A copy of the 10b5-1 Plan is attached as an exhibit to this Amendment No. 6 and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 2	10b5-1 Plan, dated January 3, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2022

LIFE BIOSCIENCES LLC

By:	/s/Amit Shashank, Esq.
Name:	Amit Shashank, Esq.
Title:	General Counsel

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS LIFE BIOSCIENCES LLC

The operating agreement of Life Biosciences LLC (the “Company”) provides that the Company’s directors shall constitute the managers for purposes of the Delaware Limited Liability Company Act and shall have authority to delegate their day-to-day management responsibilities to one or more officers of the Company. The name, function, citizenship and present principal occupation or employment of each of the Company’s directors and executive officers are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Life Biosciences Inc. and (ii) the business address of each director and executive officer of the Company is 75 Park Plaza, Level 3, Boston, MA 02116.

Name	Relationship to Life Biosciences LLC	Present Principal Occupation	Citizenship

Mehmood Khan, MD	Executive Chairman	Executive Chairman	United States

Gerald McLaughlin	Chief Executive Officer and Director	Chief Executive Officer	United States

David Sinclair, PhD	Director	Professor of Genetics, Harvard Medical School	Australia
Ilan Stern	Director	Chief Investment Officer, 166 2nd LLC	United States

Bracken Darrell	Director	Chief Executive Officer, Logitech International S.A.	United States

Stuart Gibson	Director	Co-Chief Executive Officer, ESR Cayman Limited	United Kingdom

William Sullivan	Chief Financial Officer	Chief Financial Officer	United States

Amit Shashank	General Counsel	General Counsel	United States